As filed with the Securities and Exchange Commission on March 27, 2002
Registration No. 333-
Registration No. 333-            -01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
Under
The Securities Act of 1933

STIFEL FINANCIAL CORP. (Exact Name of Registrant as Specified in Its Charter) Delaware (State or Other Jurisdiction of Incorporation or Organization) 43-1273600 (I.R.S. Employer Identification No.)	STIFEL FINANCIAL CAPITAL TRUST I
(Exact Name of Co-Registrant as Specified in Its Charter)
Delaware
(State or Other Jurisdiction of Incorporation or Organization)
[Applied For]
(I.R.S. Employer Identification No.)

501 N. Broadway St. Louis, MO 63102 (314) 342-2000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s and Co-Registrant’s Principal Executive Offices)	Thomas A. Prince, Esq.
Senior Vice President and General Counsel
Stifel Financial Corp.
501 N. Broadway
St. Louis, MO 63102
(314) 342-2000
Fax: (314) 342-2850
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

R. Randall Wang, Esq. Harold R. Burroughs, Esq. Bryan Cave LLP 211 North Broadway, Suite 3600 St. Louis, MO 63102 (314) 259-2000 Fax: (314) 259-2020	Jennifer R. Evans, Esq. Jennifer Durham King, Esq. Vedder, Price, Kaufman & Kammholz 222 North LaSalle Street, Suite 2600 Chicago, Illinois 60601 (312) 609-7500 Fax: (312) 609-5005

        Approximate date of commencement of proposed sale to the public: As soon as practicable upon the effectiveness of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box.    ☐

        If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum	Proposed maximum	Amount of registration
securities to be registered	registered(1)	offering price per unit	aggregate offering price	fee (2)(6)

% Cumulative Trust Preferred Securities of Stifel Financial Capital Trust I	1,150,000	$25	$28,750,000	$2,645

% Junior Subordinated Debentures due 2032 of Stifel Financial Corp.(3)(4)				None

Guarantee of Preferred Securities(3)(5)				None

(1)	Includes 150,000 Preferred Securities which may be sold by Stifel Financial Capital Trust I to cover over-allotments, if any.

(2)	The registration fee is calculated in accordance with Rule 457(a), (i), and (n) of the Securities Act of 1933. See note 6.

(3)	This Registration Statement is deemed to cover the % Junior Subordinated Debentures due 2032 of Stifel Financial Corp., the rights of holders of the % Junior Subordinated Debentures of Stifel Financial Corp. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Stifel Financial Corp.

(4)	The % Junior Subordinated Debentures will be purchased by Stifel Financial Capital Trust I with the proceeds from the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of Stifel Financial Capital Trust I upon its dissolution and the distribution of its assets.

(5)	No separate consideration will be received for the Guarantee.

(6)	On June 9, 1997, Stifel Financial Corp., one of the co-registrants in this offering, and Stifel Financial Capital Trust filed a registration statement on Form S-2 (File No. 333-28871) (the “1997 Registration Statement”) and paid a registration fee of $8,713. The 1997 Registration Statement was later withdrawn and all securities registered under the 1997 Registration Statement remain unsold. Stifel Financial Capital Trust I is a wholly owned subsidiary of the registrant and is a co-registrant in this offering. Pursuant to Rule 457(p), $8,713 in filing fees relating to the 1997 Registration Statement offset the filing fee of $2,645 relating to this offering.

        The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 27, 2002

PROSPECTUS

1,000,000 Preferred Securities

Stifel Financial Capital Trust I

            % Cumulative Trust Preferred Securities

(Liquidation Amount $25 Per Preferred Security)

Fully, irrevocably and unconditionally guaranteed

on a subordinated basis, as described in this prospectus, by

Stifel Financial Corp.

          Stifel Financial Capital Trust I is offering 1,000,000 preferred securities at $25 per security. The preferred securities represent an indirect interest in our           % junior subordinated debentures. The debentures have the same payment terms as the preferred securities and will be purchased by Stifel Financial Capital Trust I using the proceeds from its offering of the preferred securities.

          We will apply to list the preferred securities on the New York Stock Exchange under the symbol “SFPr.A” and expect trading in the preferred securities on the New York Stock Exchange to begin within 30 days after the original issue date.

            Investing in the preferred securities involves risks. See “Risk Factors” beginning on page 10.

	Per Preferred
	Security	Total

Public offering price	$25.00	$25,000,000

Proceeds to Stifel Financial Capital Trust I	$25.00	$25,000,000

          This is a firm commitment underwriting. We will pay underwriting commissions of $          per preferred security, or a total of $          , for arranging the investment in our junior subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 150,000 preferred securities to cover over-allotments, if any.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Legg Mason Wood Walker Incorporated	Stifel, Nicolaus & Company Incorporated
Friedman Billings Ramsey

The date of this prospectus is                     , 2002

[Map of the continental United States having a blue background and depicting our 76 branch and office locations]

[Pyramid-shaped graphic divided into a top one-third section and two lower sections of one-third each, divided vertically, all having a blue background. Top third section contains two lines of white text in the middle of the section. The first line is “Investment” and the second line is “Of Choice” and is centered in the section. The lower left section contains two lines of white text in the middle of the section. The first line is “Advisor” and the second line is “Of Choice” and is centered in the section. The lower right section contains two lines of white text in the middle of the section. The first line is “Firm” and the second line is “Of Choice” and is centered in the section. ]

SUMMARY
SELECTED CONSOLIDATED FINANCIAL DATA
RISK FACTORS
MANAGEMENT
DESCRIPTION OF THE TRUST
DESCRIPTION OF THE PREFERRED SECURITIES
DESCRIPTION OF THE DEBENTURES
BOOK-ENTRY ISSUANCE
DESCRIPTION OF THE GUARANTEE
RELATIONSHIP AMONG THE PREFERRED SECURITIES,
THE DEBENTURES AND THE GUARANTEE
FEDERAL INCOME TAX CONSEQUENCES
ERISA CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Directors and Officers.
Item 16. Exhibits.
Item 17. Undertakings.
SIGNATURES
SIGNATURES
INDEX TO EXHIBITS
EX-4.1 Indenture for Jr. Subordinated Debentures
EX-4.3 Certificate of Trust
EX-4.4 Trust Agreement
EX-4.5 Amended and Restated Trust Agreement
EX-4.7 Preferred Securities Guarantee Agreement
EX-12.1 Computation of Ratios to Fixed Charges
Consent of Deloitte & Touche LLP

      We have not, and the underwriters have not, authorized any other person to provide you with information other than as provided in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the preferred securities in any state or other jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

      This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is included or incorporated by reference in this prospectus, before making a decision to invest in the preferred securities. Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to Stifel Financial Corp. and its wholly-owned subsidiaries, including Stifel, Nicolaus & Company, Incorporated, which we refer to as “Stifel Nicolaus.” Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

Stifel Financial Corp.

      Stifel Financial Corp. is a Delaware corporation and holding company for Stifel, Nicolaus & Company, Incorporated, a full-service regional brokerage and investment banking firm established in 1890. We are headquartered in St. Louis, Missouri and are geographically focused primarily on serving the Midwestern region of the United States and, to a lesser extent, the Rocky Mountain region. While we focus primarily on securities brokerage, we also provide investment banking, trading, investment advisory, and related financial services through our wholly-owned subsidiaries to individual investors, professional money managers, businesses, and municipalities. Our Stifel Nicolaus retail brokerage network consists of 409 investment executives located in 74 branch offices throughout the Midwest and the Rocky Mountain regions. Our other broker-dealer subsidiary, Century Securities Associates, Inc. is affiliated with 153 independent contractors throughout the country.

      Over the past five years, we have assembled a strong management team with extensive brokerage and investment banking expertise in order to execute our strategy and better position ourselves as a premier Midwest regional brokerage firm. In September 1997, Ronald J. Kruszewski joined us as our president and chief executive officer, and was named chairman of our board of directors in April 2001. Mr. Kruszewski has served in various capacities throughout his 17 years in the securities industry. He has assembled a management team from both within our firm, drawing upon the expertise and knowledge of investment bankers, research analysts and administrative personnel, and from outside our firm. Our executive management team has played a vital role in our growth over the past five years.

      Our growth has come both internally and through the successful integration of Hanifen, Imhoff Inc., a Colorado-based broker-dealer we acquired in January 2000. The integration brought experienced investment bankers, research analysts, institutional sales associates and traders to our Fixed Income Capital Markets and Equity Capital Markets business segments. From late 1997 through February 28, 2002, we have increased the number of branch offices from 39 to 74, increased the number of Private Client and Institutional investment executives by approximately 65%, widened the industry coverage of our equity research and more than doubled the number of investment bankers within both the Equity Capital Markets and Fixed Income Capital Markets business segments.

     Financial Summary

      We have maintained profitability while growing our three key business segments over the five years ended December 31, 2001, highlighted by five consecutive years of record net revenue growth. Over this five-year period, our compound annual growth rate for net revenue was 12%, for book value per share was 8% and for stockholders’ equity was 16%.

      Our diluted earnings per share declined from $1.20 for the year ended December 31, 2000 to $0.25 for the year ended December 31, 2001, principally due to lower brokerage activity as a result of decreased investor confidence, decreased net interest income, increased operating costs due to our expansion efforts and significant non-recurring charges for legal related matters incurred primarily in connection with historical litigation arising from our former Oklahoma operations and a write-down of our investment portfolio. Investor confidence in the stock market plummeted as indicated by the major market indices, particularly the technology stock-based Nasdaq composite, which decreased 21% from December 31, 2000 to December 31, 2001, and to a lesser extent the Dow Jones Industrial Average, which decreased 7% in that same period. Despite the continued addition of new offices and new investment executives during the year, net revenue of our Private Client Group declined by 6%, reflecting the significant weakness of the retail brokerage industry in 2001. Our other two business segments offset this decline with growth in net revenue of 64% for our Fixed Income Capital Markets business segment and 41% for our Equity Capital Markets business segment.

	Five-Year Financial Highlights
	As of or For the Years Ended December 31,

	2001	2000	1999	1998	1997

	(dollars in thousands, except per share data)
Revenue	$189,620	$198,122	$151,193	$137,288	$135,819
Net revenue	177,898	177,528	141,096	127,490	122,828
Net income	2,010	9,203	7,165	5,245	5,671
Diluted earnings per share	0.25	1.20	1.03	0.73	0.88
Stockholders’ equity	78,622	74,178	59,059	54,977	50,081
Book value per share	11.03	10.56	9.18	8.13	7.60

     Our Business Segments

      We define our core business through three key segments: Private Client Group, Equity Capital Markets, and Fixed Income Capital Markets. Our net revenue contributions and percentages of total net revenue from our major business segments are shown in the table below:

	For the Years Ended December 31,

	2001		2000		1999

	(dollars in thousands)
Private Client Group	$127,982	72%	$135,562	76%	$113,242	80%
Equity Capital Markets	24,874	14%	17,670	10%	9,856	7%
Fixed Income Capital Markets	18,091	10%	11,009	7%	3,912	3%
Other	6,951	4%	13,287	7%	14,086	10%

Total Net Revenue	$177,898	100%	$177,528	100%	$141,096	100%

     Private Client Group

      Our Private Client Group has historically been, and is currently, our largest contributor to net revenue, accounting for approximately 72% of net revenue in 2001 and 76% of net revenue in 2000. Private Client Group net revenue decreased 6% to $128.0 million in 2001 compared to $135.6 million in 2000, primarily due to decreased commissions from fewer transactions as a result of declining financial market conditions and lower net interest due primarily to lower customer borrowings.

      We provide securities transaction and financial planning services to our private clients through our Stifel Nicolaus branch system and our independent contractor firm, Century Securities. Our primary strategy since late 1997 has been to grow our Private Client Group. Since then, we have increased the number of investment executives from 262 to 406, while opening 35 new offices bringing us to a total of 74 as of February 28, 2002. In 2001, these new offices accounted for approximately 30% of our branch revenue. While Private Client Group net revenue only declined 6%, our investment in new offices and investment executives, coupled with the decline in net interest, contributed to a 38% decline in profit contributions for this segment.

      Our investment executives have access to a comprehensive offering of financial products to service their clients’ needs. In addition to equity and fixed income securities, we offer annuities and insurance, mutual funds, options, trust services, investment advisory, financial planning, consulting and executive services. We have successfully built a new platform that delivers the technology and professional support that allows our investment executives to fully service their clients’ needs. We believe that service is the key differentiating factor in attracting and retaining clients and that this service should be delivered directly through our investment executives. We will continue to focus on providing more tools, training, and products to help our investment executives meet his or her clients’ needs.

      Century Securities has affiliations with 153 independent contractors in 26 branch offices and 106 satellite offices in 31 states. Century Securities’ independent contractors provide the same types of financial products and services to their clients as does Stifel Nicolaus, but each independent contractor is responsible for all of his or her direct costs and, accordingly, is paid a larger percentage of commissions to compensate for the added expenses.

      As part of our ongoing strategy, we plan to continue recruiting, training, and retaining talented investment executives. Across the organization, we believe we are structured to meet the needs of our investment executives, who in turn help their clients achieve their financial goals.

     Equity Capital Markets

      Our Equity Capital Markets business segment, which encompasses corporate finance, institutional equity sales and trading, syndicate and research, recorded net revenue of $24.9 million in 2001, up 41% from $17.7 million in the prior year. Stifel Nicolaus’ Equity Capital Markets Group was involved as lead or co-manager on 21 public offerings, raising approximately $1.2 billion in capital. In addition, we completed 17 private placements, raising an additional $205 million in capital. A significant part of our Equity Capital Markets business is concentrated in the financial services sector. Our Financial Institutions Group underwrote 22 trust preferred issues, including 13 private placements, and advised on 10 mergers valued at approximately $700 million in 2001.

      During 2001, we made significant strides in our plan to build our Equity Capital Markets Group. Specifically, we have expanded our team of senior research analysts from 10 to 12 and our total research staff from 16 to 24 people since January 1, 2001. Currently, Stifel Nicolaus’ research coverage encompasses 177 companies, compared with 138 at the end of 2000. Research, in turn, has given us the foundation to double the size of our institutional sales group from eight to 13 senior salespeople and three junior salespeople during the same period. Simultaneously, we have increased our listed trading desk from four coverage traders to eight in the last 14 months. We believe the response of our institutional client base has been positive. In 2001, we conducted business with 224 institutional clients, including 98 new clients since January 2001.

     Fixed Income Capital Markets

      Our Fixed Income Capital Markets business segment, which encompasses public finance, institutional fixed income sales, underwriting and trading, increased its net revenue to $18.1 million in 2001 from $11.0 million in 2000. This increase was partially due to the addition of a new public finance office opened in Brookfield, Wisconsin in mid-year 2000, along with increased new issue offerings and refinancings resulting from a declining interest rate environment. During the past year, we were sole manager, senior manager, or co-manager in 375 bond issuances totaling $10.3 billion. Of these issuances, Stifel Nicolaus was the sole, lead, or co-manager on 147 negotiated municipal bond issuances totaling $4.8 billion, up from 102 negotiated bond issues totaling $3.7 billion in 2000.

      Our Fixed Income Capital Markets business segment operates through six offices located in St. Louis, Missouri, Denver, Colorado, Omaha, Nebraska, Brookfield, Wisconsin, Wichita, Kansas, and Orlando, Florida. The Public Finance Department provides analytical and advisory services, structured financings, tax-exempt and taxable borrowings, and various other services to state and local governments and not-for-profit entities.

      Through internal growth and the integration of Hanifen Imhoff, our Fixed Income Capital Markets business segment has tripled both the number of public finance bankers and institutional sales associates since the end of 1997. We see continued opportunity to build our fixed income platform. The public finance market is both large and fragmented, allowing us the chance to provide innovative and creative financial solutions for our clients. In addition, the bond issuances used to finance the building of our country’s infrastructure provide our individual and institutional clients with tax-exempt investment opportunities.

     Our Business Strategy

      The foundation of our business strategy is premised on our goal of becoming the “of Choice” firm for our clients, employees, and investors by:

•	Providing our clients with the resources and advice they need to make sound investment decisions. Our advisors offer creative ideas and recommendations to assist our clients in attaining their investment and financial goals and objectives. By understanding our clients’ needs and consistently providing high-quality, value-added advice and timely service, our goal is to earn the distinction of being their advisor of choice.

•	Attracting and retaining experienced, entrepreneurial, and talented associates. In order to become the firm of choice, we foster a culture of unconfined, long-term thinking that views change as an opportunity to better serve our clients and improve our market position. In this environment, hard-working team players are rewarded for their attention to client needs and dedication to providing high-quality investment advice. As the firm of choice, we support the professional efforts of our associates and their contributions to their communities.

•	Becoming the investment of choice. By becoming our clients’ advisor of choice and our associates’ firm of choice, our goal is to become the investment of choice, delivering superior financial returns to our stockholders. We believe our associates share a common interest with our stockholders as evidenced by the fact that our associates own approximately 50% of our common stock, either directly or through deferred compensation and related compensation plans.

      Moving forward we intend to work to solidify our position as the advisor of choice for our existing clients by continuing to offer a comprehensive set of products, tools and services. We also plan to capitalize on the continuing consolidation within the securities industry by seeking to add new investment executives throughout our market areas, who will consider Stifel Nicolaus to be their firm of choice.

      Our principal executive offices, as well as those of the trust, are located at 501 N. Broadway, St. Louis, Missouri 63102. The main telephone number for us and the trust is (314) 342-2000. Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “SF.”

Stifel Financial Capital Trust I

      We recently formed Stifel Financial Capital Trust I as a Delaware business trust. We created the trust to offer the preferred securities and to purchase the debentures. The trust has a term of 31 years but may be dissolved earlier as provided in the trust agreement. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust.

The Offering

The issuer	Stifel Financial Capital Trust I

Securities being offered	1,000,000 preferred securities, which represent preferred undivided beneficial interests in the assets of the trust. Those assets will consist solely of the debentures and payments received on the debentures.

The trust will sell the preferred securities to the public for cash. The trust will use that cash to buy the debentures from us.

Offering price	$25 per preferred security.

When the trust will pay distributions to you	Your purchase of the preferred securities entitles you to receive cumulative cash distributions at a % annual rate. Distributions will accumulate from the date the trust issues the preferred securities and are to be paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2002. As long as the preferred securities are represented by a global security, the record date for distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below.

When the trust must redeem the preferred securities	The debentures will mature, and we must redeem the preferred securities on June 30, 2032. We have the option, however, to shorten the maturity date to a date not earlier than June 30, 2007.

Redemption of the preferred securities before June 30, 2032 is possible	The trust must redeem the preferred securities when the debentures are paid at maturity or upon any earlier redemption of the debentures to the extent the debentures are redeemed. We may redeem all or part of the debentures at any time on or after June 30, 2007. In addition, we may redeem, at any time, all of the debentures if:

• existing laws or regulations, or the judicial interpretation or application of these laws or regulations, change, causing the interest we pay on the debentures to no longer be deductible by us for federal income tax purposes; or causing the trust to become subject to federal income tax or to certain other taxes or governmental charges; or

• existing laws or regulations change, requiring the trust to register as an investment company.

We may also redeem the debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we repurchase, plus a proportionate amount of common securities, but only in exchange for a like amount of the preferred securities and common securities that we then own.

If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $25 per preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to extend the interest payment period	The trust will rely solely on payments made by us under the debentures to pay distributions on the preferred securities. As long as we are not in default under the indenture relating to the debentures, we may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond June 30, 2032. If we defer interest payments on the debentures:

• the trust will also defer distributions on the preferred securities;

• the distributions you are entitled to will accumulate; and

• these accumulated distributions will earn interest at an annual rate of %, compounded quarterly, until paid.

At the end of any deferral period, we will be obligated to pay to the trust all accrued and unpaid interest under the debentures. The trust will then pay all accumulated and unpaid distributions to you to the extent that the trust has received accrued and unpaid interest under the debentures.

You will still be taxed if distributions on the preferred securities are deferred	If a deferral of payment occurs, you must recognize the amount of the deferred distributions as interest income for United States federal income tax purposes in advance of receiving the actual cash distributions, even if you are a cash basis taxpayer.

Our full and unconditional guarantee of payment	Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities. Under the guarantee agreement, we guarantee that the trust will use its assets to pay the distributions on the preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make payments on the debentures, the trust will not have sufficient funds to make payments on the preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the debentures.

We may distribute the debentures directly to you	We may, at any time, dissolve the trust and distribute the debentures to you. If we distribute the debentures, we will use our best efforts to list them on a national securities exchange or to include them in the Nasdaq National Market or a comparable market.

How the securities will rank in right of payment	Our obligations under the preferred securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

• the preferred securities will rank equally with the common securities of the trust. The trust will pay distributions on the preferred securities and the common securities pro rata. However, if we default with respect to the debentures, then no distributions on the common securities of the trust or our common stock will be paid until all accumulated and unpaid distributions on the preferred securities have been paid;

• our obligations under the debentures and the guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness; and

• because we are a holding company, the debentures and the guarantee will effectively be subordinated to all existing and future liabilities of our subsidiaries.

Voting rights of the preferred securities	Except in limited circumstances, holders of the preferred securities will have no voting rights.

Proposed New York Stock Exchange symbol	SFPr.A

You will not receive certificates	The preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. As a result, you will not receive a certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC book-entry system.

How the proceeds of this offering will be used	The trust will invest the proceeds from the sale of the preferred securities in the debentures. We estimate the net proceeds to us from the sale of the debentures to the trust, after deducting underwriting expenses and commissions, will be approximately $23.7 million. We expect to use the net proceeds from the sale of the debentures to repay short-term borrowings from banks and from brokers and dealers.

As a result of the repayment of short-term borrowings, we expect to utilize cash flows from operations and other sources to support continued growth of our existing subsidiaries, for general corporate purposes, to repurchase shares of our common stock and to finance further expansion and potential acquisitions. We have no agreements or commitments and are not currently engaged in any negotiations with respect to any such acquisitions.

      Before purchasing the preferred securities being offered, you should carefully consider the “Risk Factors” beginning on page 10.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table summarizes our consolidated financial information and other financial data. The selected statement of financial condition data and statement of operations data, insofar as they relate to the years ended December 31, 2001, 2000, 1999, 1998 and 1997, are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP. This information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	As of and For the Years Ended December 31,

	2001	2000	1999	1998	1997

	(in thousands, except per share amounts and ratios)
Revenue:
Commissions	$74,146	$85,383	$68,663	$56,729	$49,763
Principal transactions	31,010	28,046	24,654	26,465	20,463
Investment banking	37,068	21,700	11,507	15,763	28,476
Interest	21,866	35,479	20,525	18,889	21,397
Other	25,530	27,514	25,844	19,442	15,720

Total revenue	189,620	198,122	151,193	137,288	135,819
Less: Interest expense	11,722	20,594	10,097	9,798	12,991

Net revenue	177,898	177,528	141,096	127,490	122,828
Non-Interest Expenses:
Employee compensation and benefits	120,889	117,229	92,819	86,967	81,817
Communications and office supplies	10,799	10,879	8,911	8,389	6,914
Occupancy and equipment rental	17,673	15,120	11,819	9,549	8,109
Commissions and floor brokerage	3,899	3,333	2,838	2,804	2,780
Other operating expenses	21,251	16,278	13,736	11,192	13,787

Total non-interest expenses	174,511	162,839	130,123	118,901	113,407

Income:
Income before income taxes	3,387	14,689	10,973	8,589	9,421
Provision for income taxes	1,377	5,486	3,808	3,344	3,750

Net income	$2,010	$9,203	$7,165	$5,245	$5,671

Common Share Data:
Basic earnings per share	$0.28	$1.31	$1.08	$0.77	$1.01
Diluted earnings per share	0.25	1.20	1.03	0.73	0.88
Cash dividends per share	0.12	0.12	0.12	0.12	0.12
Book value per share	11.03	10.56	9.18	8.13	7.60
Average common shares:
Basic	7,162	7,007	6,655	6,850	5,591
Diluted	7,990	7,669	6,940	7,198	7,099

	As of and For the Years Ended December 31,

	2001		2000		1999		1998		1997

	(in thousands, except per share amounts and ratios)
Statement of Financial Condition and Other Data:
Total assets	$440,559		$458,312		$453,110		$335,005		$315,484
Long-term obligations	11,285		11,771		11,438		6,218		5,522
Stockholders’ equity	78,622		74,178		59,059		54,977		50,081
Net income to average equity	2.58%		13.33%		12.55%		9.69%		13.29%
Pre-tax income to total revenue	1.79		7.41		7.26		6.26		6.94
Net income to total revenue	1.06		4.65		4.74		3.82		4.17
Amortization expense(1)	$5,489		$2,836		$1,992		$1,717		$1,178
Ratio of earnings to fixed charges(2)	1.23	x	1.64	x	1.93	x	1.77	x	1.67	x
Number of investment executives	406		375		340		303		262
Number of branches	73		70		60		49		39

(1)	Amortization expense is comprised of amortization on upfront loans made to investment executives. We offer transition pay to investment executives upon their joining the firm principally in the form of upfront loans. These loans are amortized over a five- to ten-year period.

(2)	In computing the ratio of earnings to fixed charges: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest expense and one-third of rent expense, which we believe is a reasonable approximation of the interest factor of such rent expense.

RISK FACTORS

      An investment in the preferred securities involves a number of risks. Some of these risks relate to the preferred securities and others relate to us and our industry, generally. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

      Because the trust will rely on the payments it receives on the debentures from us to fund all payments on the preferred securities, and because the trust may distribute the debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the debentures being issued by us as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the debentures and the guarantee.

Risks Related to an Investment in the Preferred Securities

If we do not make interest payments under the debentures, the trust will be unable to pay distributions and liquidation amounts. Our guarantee will not apply because the guarantee covers payments only if the trust has funds available.

      The trust will depend solely on our payments on the debentures to pay amounts due to you on the preferred securities. If we default on our obligation to pay the principal or interest on the debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee’s rights under the indenture relating to the debentures.

To the extent we must rely on dividends from our wholly-owned subsidiaries to make interest payments on the debentures to the trust, our available cash flow may be restricted and distributions may be deferred.

      We are a holding company and substantially all of our assets are held by our wholly-owned subsidiaries, principally Stifel Nicolaus. Our ability to make payments on the debentures when due will depend primarily on available cash resources at the holding company and dividends from our subsidiaries. Dividend payments or extensions of credit from our subsidiaries are subject to net capital limitations as described in “— We are subject to net capital requirements; failure to comply with these rules would significantly harm our business” on page 20. We cannot assure you that our subsidiaries will be able to pay dividends in the future.

The debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries’ creditors.

      Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and subordinated indebtedness. As of March 15, 2002, we had approximately $227.5 million outstanding principal amount of consolidated senior and subordinated debt. Except in certain circumstances, the issuance of the debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities.

      Because we are a holding company, the creditors of our subsidiaries also will have priority over you in any distribution of our subsidiaries’ assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our direct and indirect subsidiaries, and you should look only to our assets for payments on the preferred securities and the debentures.

We may defer interest payments on the debentures for substantial periods, which could have adverse consequences for you.

      We may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date.

      You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

      We do not currently intend to exercise our right to defer interest payments on the debentures. However, in the event of a deferral period, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Due to our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature.

Regulators may preclude us from making distributions on the debentures under certain circumstances.

      We and our subsidiaries are subject to extensive federal and state law, regulation and supervision. Our regulators monitor our financial condition on a periodic basis and may impose limitations on our operations and business activities under various circumstances. Our subsidiaries are required to submit reports regularly regarding their capital position. Because of these net capital requirements, our subsidiaries may need approval of our regulators to pay dividends. In the event our regulators withheld their consent to our payment of interest on the debentures, we would exercise our right to defer interest payments on the debentures, and the trust would not have funds available to make distributions on the preferred securities during the deferral period. This action by our regulators may or may not be taken in conjunction with similar restrictions on the ability of our subsidiaries to pay dividends to us. See “— To the extent we must rely on dividends from our wholly-owned subsidiaries to make interest payments on the debentures to the trust, our available cash flow may be restricted and distributions may be deferred” on page 10. The commencement of a deferral period with respect to interest on the debentures and, accordingly, distributions on the preferred securities, would likely cause the market price of the preferred securities to decline. See “— We may defer interest payments on the debentures for substantial periods, which could have adverse consequences for you” on page 11.

We have made only limited covenants in the indenture and the trust agreement, which may not protect your investment in the event we experience significant adverse changes in our financial condition or results of operations.

      The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. The indenture prevents us and any subsidiary from incurring, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is senior in right of payment to the debentures. The indenture limits our ability and the ability of any subsidiary to incur, in connection with the issuance of any trust preferred securities or any similar securities, indebtedness that is equal in right of payment with the debentures. Except as described above, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness that is senior in right of payment to the debentures. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

In the event we redeem the debentures before June 30, 2032, you may not be able to reinvest your principal at the same or a higher rate of return.

      Under the following circumstances, we may redeem the debentures before their stated maturity:

•	We may redeem the debentures, in whole or in part, at any time on or after June 30, 2007.

•	We may redeem the debentures in whole, but not in part, within 180 days after certain occurrences at any time during the life of the trust. These occurrences may include adverse tax or investment company developments. See “Description of the Debentures — Redemption” on page 41.

      You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debentures or if it is otherwise in our interest to redeem the debentures. If the debentures are redeemed, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of debentures redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

We can distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities prior to such distribution.

      The trust may be dissolved at any time before maturity of the debentures on June 30, 2032. As a result, and subject to the terms of the trust agreement, the trustees may distribute the debentures to you.

      We cannot predict the market prices for the debentures that may be distributed in exchange for preferred securities upon liquidation of the trust. The preferred securities, or the debentures that you may receive if the trust is liquidated, may trade at a discount to the price that you paid to purchase the preferred securities. Because you may receive debentures, your investment decision with regard to the preferred securities will also be an investment decision with regard to the debentures. You should carefully review all of the information contained in this prospectus regarding the debentures.

      Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of debentures upon the dissolution of the trust could be a taxable event to you.

You are subject to repayment risk because possible tax law changes could result in a redemption of the trust preferred securities.

      Future legislation may be enacted that could adversely affect our ability to deduct our interest payments on the debentures for federal income tax purposes, making redemption of the debentures likely and resulting in a redemption of the trust preferred securities. From time to time, Congress has proposed federal income tax law changes that would, among other things, generally deny interest deductions to a corporate issuer if the debt instrument is not reflected as indebtedness on the issuer’s consolidated balance sheet. Specifically, on January 24, 2002, Congressman Rangel introduced a bill to amend the Internal Revenue Code of 1986 generally to prohibit the deduction for interest by any corporation which is required to file an annual report with certified financial statements with the Securities and Exchange Commission for any indebtedness of such corporation if such indebtedness is not shown in the corporation’s annual report as part of its total liabilities.

      Although it is impossible to predict whether this recent proposal or future proposals of this nature will be introduced and enacted with application to already issued and outstanding securities, in the future we could be precluded from deducting interest on the debentures in this event. Enactment of this type of proposal might in turn give rise to a tax event as described under “Description of the Preferred Securities — Redemption or Exchange — Redemption upon a Tax Event or Investment Company Event” beginning on page 29.

Trading characteristics of the preferred securities may create adverse tax consequences for you.

      The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying debentures. If you dispose of your preferred securities between record dates for payments on the preferred securities, this action may have adverse tax consequences for you. Under these circumstances, you will be required to include accrued but unpaid interest on the debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

      If interest on the debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in the disposed preferred securities. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See “Federal Income Tax Consequences” beginning on page 53 for more information on possible adverse tax consequences to you.

There is no current public market for the preferred securities, and their market price may decline after you invest.

      There is currently no public market for the preferred securities. Although we have applied to have the preferred securities approved for listing on the New York Stock Exchange, there is no guarantee that an active or liquid trading market will develop for the preferred securities or that the preferred securities will continue to be listed for trading on the New York Stock Exchange. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities.

      Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The initial public offering price of the preferred securities has been set at the liquidation amount of the preferred securities and may be greater than the market price following the offering.

      The market price for the preferred securities, or the debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

      You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee’s rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

As a holder of preferred securities you have limited voting rights, and we can amend the trust agreement to change the terms and conditions of the administration, operation and management of the trust without your consent.

      Holders of preferred securities have limited voting rights. We can, without your consent, make certain amendments to the trust agreement. Your voting rights pertain primarily to certain amendments to the trust agreement and not to the administration, operation or management of the trust. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee. In certain circumstances, with the consent of the holders of a majority in the aggregate liquidation amount of the preferred securities, we may amend the trust agreement to ensure that the trust remains classified for federal income tax purposes as a grantor trust and to ensure that the trust retains its exemption from status as an “investment company” under the Investment Company Act, even if such amendment adversely affects your rights as a holder of preferred securities. For more information regarding limitation on your ability to control amendments to the trust agreement, see “Description of the Preferred Securities — Voting Rights; Amendment of Trust Agreement” beginning on page 35.

Risk Factors Relating to Stifel Financial

We are directly affected by fluctuations in the trading volume and price levels of securities, national and international economic and political conditions, and broad trends in business and finance.

      As a brokerage and investment banking firm, our business depends heavily on conditions in the financial markets and on economic conditions generally, both domestically and abroad. Many factors outside our control may directly affect the securities business, in many cases in an adverse manner. These include:

•	economic and political conditions,

•	broad trends in business and finance,

•	legislation and regulation affecting the national and international business and financial communities,

•	currency values,

•	inflation,

•	market conditions,

•	the availability and cost of short-term or long-term funding and capital,

•	the credit capacity or perceived credit worthiness of the securities industry in the market place, and

•	the level and volatility of interest rates.

A downturn in the U.S. securities market could adversely affect our business in many ways.

      Over the past several years, the stock markets in the United States achieved record or near record levels, generating substantial revenue for firms in the securities industry. However, this favorable business environment began to erode in early 2000 as all major stock indices declined and volatility increased during 2001. This volatility decreased transaction volumes industry-wide and many brokerage and investment banking firms experienced a significant slowdown in business in 2001. In particular, we experienced a significant reduction in revenues from our Private Client Group. Continued volatility or instability in the financial markets could significantly harm our business for many reasons, including those described below.

Because a significant portion of our revenue is derived from commissions, margin interest revenue, principal transactions and investment banking fees, a decline in stock prices, trading volumes or liquidity could significantly harm our profitability in the following ways:

•	the volume of trades we would execute for our clients may decrease;

•	our customer margin balances may decrease which would result in lower net interest income;

•	the number and size of transactions for which we provide underwriting and merger and acquisition advisory services may decline;

•	the value of the securities we hold in inventory as assets, which we often purchase in connection with market making and underwriting activities, may decline. In particular, a sizable portion of our inventory is comprised of fixed-income securities which are sensitive to interest rates. As interest rates rise or fall, there is a corresponding increase or decrease in the values of our assets;

•	the value of the securities we hold as investments acquired directly through our subsidiaries may decline. In particular, those investments in venture capital and start-up type companies, which by their nature are subject to a high degree of volatility, may be susceptible to significant fluctuations;

•	because our Equity Capital Markets business is significantly concentrated in the financial services sector, our financial results may be adversely affected if future legislative, regulatory or other developments in the banking industry cause a decline in the number of public offerings, private placements and other capital raising efforts, including the issuance of trust preferred securities, by financial institutions, or if there is a significant slowdown in financial institution mergers and acquisition activity; and

•	our financial results may be adversely affected by the fixed amortization costs incurred by us in connection with the upfront loans we offer to investment executives.

To the extent our clients, or counterparties in transactions with us, are more likely to suffer financial setbacks in a volatile stock market environment, our risk of loss during these periods would increase.

Declines in the market value of securities can result in the failure of buyers and sellers of securities to fulfill their settlement obligations, and in the failure of our clients to fulfill their credit obligations. During market downturns, counterparties to us in securities transactions may be less likely to complete transactions. Also, we often permit our clients to purchase securities on margin or, in other words, to borrow a portion of the purchase price from us and collateralize the loan with a set percentage of the securities. During steep declines in securities prices, the value of the collateral securing margin purchases may drop below the amount of the purchaser’s indebtedness. If the clients are unable to provide additional collateral for these loans, we may lose money on these margin transactions. In addition, particularly during market downturns, we may face additional expense defending or pursuing claims or litigation related to counterparty or client defaults.

We face intense competition in our industry.

      Our business will suffer if we do not compete successfully. All aspects of our business and of the securities industry in general are intensely competitive. We expect competition to continue and intensify in the future.

Because many of our competitors have greater resources and offer more services than we do, increased competition could have a material and adverse effect on our profitability.

We compete directly with national and regional full-service broker-dealers and investment banking firms, and to a lesser extent with discount brokers and dealers, investment advisors and commercial banks. We also compete indirectly for investment assets with insurance companies, hedge funds and others.

Although we believe we have competitive advantages, such as the qualifications and experience of our professional staff, our reputation in the marketplace and our existing client relationships, a number of our competitors have significantly greater capital and financial resources than we do. The financial services industry has recently undergone significant consolidation which has further concentrated equity capital and other financial resources in the industry and further increased competition. Many of our competitors use their significantly greater financial capital and scope of operations to offer their customers more products and services, broader research capabilities, access to international markets and other products and services not currently offered by us. These and other competitive pressures may adversely affect our competitive position and, as a result, our operations and financial condition.

We face competition from new entrants into the market and increased use of alternative sales channels by other firms.

Domestic commercial banks and investment banking boutique firms have entered the broker-dealer business, and large international banks have begun serving our markets as well. Recently enacted legislative and regulatory initiatives intended to ease restrictions on the sale of securities and underwriting activities by commercial banks are already beginning to increase competition. This increased competition could cause our business to suffer.

The industry of electronic and/or discount brokerage services is also rapidly developing. Increased competition from firms using new technology to deliver these products and services may materially and adversely affect our operating results and financial position. Competitors offering Internet-based or other electronic brokerage services may have lower costs and offer their customers more attractive pricing and more convenient services than we do. In addition, we anticipate additional competition from underwriters who conduct offerings of securities through electronic distribution channels, bypassing financial intermediaries such as us altogether.

We are subject to an increased risk of legal proceedings, which may result in significant losses to us that we cannot recover. Claimants in these proceedings may be customers, employees or regulatory agencies, among others, seeking damages for mistakes, errors, negligence or acts of fraud by our employees.

      Many aspects of our business subject us to substantial risks of potential liability to customers and to regulatory enforcement proceedings by state and federal regulators. Participants in the securities industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against securities firms and their brokers for among others, negligence, fraud, unauthorized trading, suitability, churning, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by investment executives or traders, improper recruiting activity and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. In addition, in our role as underwriter and selling agent we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against us could be material. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect us. We do not carry insurance that would cover payments regarding these liabilities with the exception of fidelity coverage with respect to fraudulent acts of our employees. In addition, our bylaws provides for the indemnification of our officers, directors and employees to the maximum extent permitted under Delaware law. We are now and in the future may be the subject of indemnification assertions under these documents by our officers, directors or employees who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

      In addition to the foregoing financial costs and risks associated with potential liability, the defense of litigation has increased costs associated with attorneys’ fees. The amount of outside attorneys’ fees incurred in connection with the defense of litigation could be substantial and might materially and adversely affect our results of operations for any reporting period. Securities class action litigation in particular is highly complex and can extend for a protracted period of time, thereby substantially increasing the costs incurred to resolve the litigation.

We depend on our ability to attract and retain key personnel. Our business is a service business that depends heavily on highly-skilled personnel and the relationships they form with clients.

      Our business, as a service business, relies heavily upon our highly-skilled and often highly-specialized employees and executive officers. The unexpected loss of services of any of these key employees and executive officers, particularly Ronald J. Kruszewski, our chairman of the board, president and chief executive officer, or the inability to recruit and retain highly qualified personnel in the future, could have an adverse effect on our business and results of operations.

      We generally do not enter into written employment agreements with our employees, and our employees can stop working with us at any time. Investment executives typically take their clients with them when they leave to work for a competitor of ours. From time to time, in addition to investment executives, we have lost equity research, investment banking, public finance, and institutional sales and trading professionals to our competitors and some have taken clients away from us.

We cannot assure you that we will successfully retain our key personnel or attract, assimilate or retain other highly qualified personnel in the future, and our failure to do so could materially and adversely affect our business, financial condition and operating results.

      Competition for personnel within the financial services industry is intense. The cost of retaining skilled professionals in the financial services industry has escalated considerably as competition for these professionals has intensified. Employers in the industry are increasingly offering guaranteed contracts, upfront payments and increased compensation. These can be important factors in an employee’s decision to leave us. As competition for skilled professionals in the industry increases, we may have to devote more significant resources to attracting and retaining qualified personnel.

      Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We are currently subject to several such claims, and may be subject to additional claims in the future, as we seek to hire qualified personnel, some of whom may currently be working for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits. Such claims could also discourage potential employees who currently work for our competitors from joining us.

Continued growth may strain our resources.

      One of our strategies is to grow through the recruitment of investment executives and, to a lesser extent, possible future acquisitions. The growth of our business and expansion of our client base has and will continue to strain our management and administrative resources. It will also require increased investment in management personnel and financial, administrative and communication systems. Unless offset by a growth of revenues, the costs associated with these investments will reduce our operating margins. We cannot assure investors that we will be able to manage or continue to manage our recent or future growth successfully. The inability to do so could have a material adverse effect on our business, financial condition and operating results.

Terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war or other civil disturbances could lead to further economic instability and adversely affect investor confidence.

      The events of September 11, 2001 in New York City, Washington, D.C. and in the vicinity of Pittsburgh, Pennsylvania and the subsequent four-day closure of the major financial markets in the U.S. exacerbated already difficult conditions in the securities industry and the economy generally. The market has been beset with volatility and uncertainty in light of the impact of the terrorist attacks on the financial markets and the resultant adverse effect on consumer confidence, as well as escalating tensions in the Middle East, recessionary economic conditions, the Federal Reserve Board’s interest rate reductions and the war in Afghanistan. The full impact of these events on the financial markets is not yet known, but could include, among other things, increased volatility in the prices of securities, including the preferred securities. We are unable to predict whether the future effects of the terrorist attacks, the ensuing U.S. military and other responsive actions and the threat of similar future events or responses to such events will result in long-term commercial disruptions or will have a long-term adverse effect on the financial markets, as well as our business, results of operations or financial condition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

      The brokerage and investment banking industry continues to undergo technological change, with periodic introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and enables firms to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy their demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We cannot assure you that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients.

We rely upon third parties to provide critical functions.

      Our trade processing software is operated by a third party vendor under an agreement whereby they provide us turn-key maintenance and operation of mainframe computers and servers that operate the software. Likewise, we contract with another vendor affiliated with our trade processing software vendor to operate our market data servers which constantly broadcast news, quotes, analytics and other important information to the desktop computers of our investment executives. We contract with other vendors to produce, batch and mail our confirmations and customer reports. As our business grows, we cannot be assured that the technology and services we require from third parties will be available. A third party contractor’s inability to meet our needs could cause us to be unable to timely and accurately process our clients’ transactions or maintain complete and accurate records of such transactions.

We depend heavily on our communications and information systems, which are vulnerable to systems failures.

      Our business is highly dependent on communications and information systems. Any failure or interruption of our systems could cause delays in our securities trading activities, which could significantly harm our operating results. We cannot assure you that we will not suffer any of these systems failures or interruptions from power or telecommunication failures, natural disasters, or that our back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

Localized conditions in the Midwest region of the United States, or to a lesser extent the Rocky Mountain region, may adversely affect our business.

      Our revenue is derived largely from customers who are and have historically been concentrated in the Midwest region of the United States and, to a lesser extent, the Rocky Mountain region. Because of this concentration, we are dependent on market conditions in these regions. A significant downturn in the economy in any of these regions could materially and adversely affect our underwriting and brokerage businesses located there.

Lack of sufficient liquidity could impair our business and financial condition.

      Liquidity is essential to our business. If we have insufficient liquid assets, we will be forced to curtail our operations and our business will suffer. The principal sources of our liquidity are our assets, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by our equity capital, client credit balances, short-term bank loans, proceeds from securities lending, long-term notes payable, and other payables. We currently finance our client accounts and firm trading positions through ordinary course borrowings at floating interest rates from various banks on a demand basis with company-owned and client securities pledged as collateral. Changes in securities market volumes, related client borrowing demands, underwriting activity, and levels of securities inventory affect the amount of our financing requirements.

      Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire technologies or respond to other unanticipated liquidity requirements. Stifel Nicolaus generates substantially all of our revenue. We rely exclusively on financing activities and distributions from our subsidiaries for funds to pay dividends, implement our business and growth strategies and repurchase shares. Net capital rules, restrictions under our long-term debt or the borrowing arrangements of our subsidiaries, as well as the earnings, financial condition and cash requirements of our subsidiaries may each limit distributions to us from our subsidiaries.

      In the event existing internal and external financial resources do not satisfy our needs, we may have to seek additional outside financing. The availability of outside financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, credit ratings and credit capacity, as well as our specific financial position. We cannot assure investors that our internal sources of liquidity will prove sufficient, or if they prove insufficient, that we will be able to successfully obtain outside financing on favorable terms, or at all.

We are subject to increasing governmental and organizational regulation.

      Our business, and the securities industry generally, is subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations, such as the New York Stock Exchange and the National Association of Securities Dealers, require compliance with their extensive rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping and the conduct of principals and employees. The extensive regulatory framework applicable to broker-dealers, the purpose of which is to protect customers and the integrity of the securities markets, imposes significant compliance burdens and attendant costs on us. The regulatory bodies that administer these rules do not attempt to protect the interests of our security holders as such, but rather the public and markets generally. Failure to comply with any of the laws, rules or regulations of any independent, state or federal regulatory authority could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes, rules and regulations or the adoption of new statutes, rules and regulations could require us to alter our methods of operation at costs which could be substantial. In particular, the recent bankruptcy filing by Enron Corporation, and related matters, may increase the level of regulatory and governmental oversight of financial markets and market participants, and the potential effect on us of possible regulatory or legislative initiatives is difficult to predict. Certain of such initiatives include proposals to separate persons or entities providing securities research and analysis from investment banks. The enactment of such a proposal would potentially adversely affect the revenues and profits of investment banks generally, including the Financial Institutions Group of our Equity Capital Markets business segment. In addition, our ability to comply with laws, rules and regulations is highly dependent upon our ability to maintain a compliance system which is capable of evolving with increasingly complex and changing requirements. Moreover, one of our subsidiaries, Century Securities, gives rise to a higher risk of noncompliance because of the nature of the independent contractor relationships involved.

We are subject to net capital requirements; failure to comply with these rules would significantly harm our business.

      The SEC requires broker-dealers to maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These rules require broker-dealers to maintain a substantial portion of their assets in cash or highly liquid investments. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by the National Association of Securities Dealers, the New York Stock Exchange and other regulatory bodies, and ultimately may require its liquidation. These rules affect each of our broker-dealer subsidiaries. Failure to comply with the net capital rules could have material and adverse consequences such as:

•	limiting our operations that require intensive use of capital, such as underwriting or trading activities; or

•	restricting us from withdrawing capital from our subsidiaries, even where our broker-dealer subsidiaries have more than the minimum amount of required capital. This, in turn, could limit our ability to pay dividends, implement our business and growth strategies, pay interest on and repay the principal of our debt and/or repurchase shares.

      In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk.

      Although we have developed risk management procedures and policies to identify, monitor and manage risks, we cannot assure investors that our procedures will be fully effective. Our risk management methods may not effectively predict the risks we will face in the future, which may be different in nature or magnitude than past experiences. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients and other matters provided by third parties. This information may not be accurate, complete, up-to-date or properly evaluated, and our risk management procedures may be correspondingly flawed. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and we cannot assure investors that our policies and procedures will be fully effective.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We make certain forward-looking statements in this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect” and similar expressions. These forward-looking statements include statements relating to:

•	our goals, intentions and expectations;

•	our business plans and growth strategies; and

•	estimates of our risks and future costs and benefits.

      These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, changes in general economic and business conditions and the risks and other factors set forth in “Risk Factors — Risk Factors Relating to Stifel Financial” beginning on page 14.

      Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

      The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We anticipate that the net proceeds from the sale of the debentures will be approximately $23.7 million after deduction of offering expenses, estimated to be $275,000, and underwriting commissions.

      We expect to use all of the net proceeds from this offering to repay short-term borrowings from banks and brokers and dealers. At March 15, 2002, we had approximately $43.0 million of short-term borrowings outstanding under arrangements with banks, and approximately $171.9 million of short-term borrowings payable to brokers and dealers. We borrow from banks on a demand basis in the normal course of business to facilitate customer and firm borrowings. We use firm borrowings to finance securities trades. Amounts outstanding under these arrangements are collateralized by securities owned by us or by our customers. Interest is payable on amounts outstanding at floating rates that are indexed to the Fed Funds rate. At March 15, 2002, our weighted average interest rate on these borrowings approximated 1.78%.

      As a result of the repayment of short-term borrowings, we expect to utilize cash flows from operations and other sources to support continued growth of our existing subsidiaries, for general corporate purposes, to repurchase shares of our common stock and to finance further expansion and potential acquisitions. We have no agreements or commitments and are not currently engaged in any negotiations with respect to any such acquisitions.

ACCOUNTING TREATMENT

      The trust will be treated, for financial reporting purposes, as our finance subsidiary and, accordingly, the accounts of the trust will be included in our consolidated financial statements. The preferred securities will be presented as a liability in our consolidated balance sheet under the caption “Trust preferred securities,” or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the debentures will be included in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities in our consolidated statements of income.

      Our future reports filed under the Securities Exchange Act of 1934 will include a footnote to the audited consolidated financial statements stating that:

•	the trust is wholly-owned;

•	the sole assets of the trust are the debentures, specifying the debentures’ outstanding principal amount, interest rate and maturity date; and

•	our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

      Under accounting rules of the SEC, we are not required to include separate financial statements of the trust in this prospectus because we will own all of the trust’s voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in the prospectus.

MARKET FOR THE PREFERRED SECURITIES

      We will apply to list the preferred securities on the New York Stock Exchange. We can give no assurance that an active and liquid trading market will develop or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among us and representatives of the underwriters, and the offering price of the preferred securities may not be indicative of the market price following the offering. See “Underwriting” beginning on page 58.

CAPITALIZATION

      The following table sets forth our indebtedness and capitalization at December 31, 2001:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the offering, assuming no exercise of the underwriters’ over-allotment option, and the application of the estimated net proceeds from the corresponding sale of the debentures, as described on page 21 under “Use of Proceeds,” as if such sale had been consummated on December 31, 2001.

      This data should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001.

	As of December 31, 2001

	Actual	As Adjusted

	(in thousands)
Short-Term Debt:
Short-term borrowings from banks and broker-dealers	$210,822	$187,097

Long-Term Debt:
Long-term debt	$10,000	$10,000
Long-term debt — trust preferred securities(1)	—	25,000

Total long-term debt	$10,000	$35,000

Stockholders’ Equity:
Preferred stock — $1 par value; authorized 3,000,000 shares; none issued	—	—
Common stock — $0.15 par value; authorized 30,000,000 shares; issued 7,675,781	1,152	1,152
Additional paid-in capital	49,595	49,595
Retained earnings	33,929	33,929

	84,676	84,676
Less treasury stock, at cost — 357,962 shares	3,628	3,628
Less unearned employee stock ownership plan shares	2,397	2,397
Less unamortized expense of restricted stock awards, at cost	29	29

Total stockholders’ equity	$78,622	$78,622

Total capitalization	$88,622	$113,622

(1) Reflects the preferred securities at their issue price. As described herein, the only assets of the trust, which is our subsidiary, will be approximately $25 million in aggregate principal amount of junior subordinated debentures, including the amount attributable to the issuance of common securities of the trust, which will mature on June 30, 2032. We will own all of the common securities issued by the trust.

MANAGEMENT

      Our directors and executive officers and their principal position(s) with us are shown in the table below.

		Positions Or Offices
Name	Age	With The Company And Stifel Nicolaus

Ronald J. Kruszewski	43	Chairman of the Board of Directors, President and Chief Executive Officer of Stifel Financial and Stifel Nicolaus
Scott B. McCuaig	52	Senior Vice President, President of the Private Client Group and Director of Stifel Financial and Stifel Nicolaus
James M. Zemlyak	42	Senior Vice President, Chief Financial Officer and Treasurer of Stifel Financial and Senior Vice President, Chief Financial Officer and Director of Stifel Nicolaus
Walter F. Imhoff	70	Senior Vice President of Stifel Nicolaus; Director of Stifel Financial
Thomas A. Prince	52	Senior Vice President and General Counsel of Stifel Financial and General Counsel, Senior Vice President and Director of Stifel Nicolaus
Bruce A. Beda	61	Director
Charles A. Dill	62	Director
Richard F. Ford	65	Director
John J. Goebel	72	Director
Robert E. Lefton	70	Director
James M. Oates	55	Director
George H. Walker III	71	Chairman Emeritus of the Board of Directors of Stifel Financial

      Ronald J. Kruszewski has been President and Chief Executive Officer of Stifel Financial and Stifel Nicolaus since September 1997, and Chairman of the Board of Directors of Stifel Financial and Stifel Nicolaus since April 2001. Prior thereto, Mr. Kruszewski served as Managing Director and Chief Financial Officer of Baird Financial Corporation and Managing Director of Robert W. Baird & Co. Incorporated, a securities broker-dealer firm, from 1993 to September 1997. Mr. Kruszewski has been a Director of Stifel Financial since September 1997.

      Scott B. McCuaig has been Senior Vice President, President of the Private Client Group of Stifel Financial and Stifel Nicolaus and a member of the Board of Directors of Stifel Nicolaus since January 1998. Mr. McCuaig has served as a member of the Board of Directors of Stifel Financial since April 2001. Prior thereto, Mr. McCuaig served as Managing Director, head of marketing and regional sales manager of Robert W. Baird & Co. Incorporated, from June 1988 to January 1998. Mr. McCuaig has been a director of Stifel Financial since April 2001.

      James M. Zemlyak joined Stifel Nicolaus in February 1999. He is Senior Vice President, Chief Financial Officer and Treasurer of Stifel Financial and Senior Vice President and Chief Financial Officer of Stifel Nicolaus and a member of the Board of Directors of Stifel Nicolaus. Prior to joining us, Mr. Zemlyak served as Managing Director and Chief Financial Officer of Baird Financial Corporation from 1997 to 1999 and Senior Vice President and Chief Financial Officer of Robert W. Baird & Co. Incorporated from 1994 to 1999.

      Walter F. Imhoff has served as Senior Vice President of Stifel Nicolaus and a Director of Stifel Financial since January 12, 2000. Prior thereto, Mr. Imhoff served as Chairman, President and Chief

Executive Officer of Hanifen, Imhoff Inc., a Colorado-based broker-dealer, from 1979 until it was acquired by Stifel Financial on January 12, 2000.

      Thomas A. Prince joined Stifel Nicolaus in August 1999. He became Senior Vice President and General Counsel of Stifel Financial and General Counsel, Senior Vice President and a Director of Stifel Nicolaus in July 2000. Prior thereto, he served as Branch Manager of the Little Rock, Arkansas Private Client Group office of Stifel Nicolaus. Prior to joining Stifel Nicolaus, Mr. Prince was a principal in the law firm of Jack, Lyon & Jones, PA in Little Rock, Arkansas from January 1990 to August 1999.

      Bruce A. Beda, a Director of Stifel Financial since 1997, has been Chief Executive Officer of Orion Partners, LLC, a private investment and consulting company, since 1996 and Chief Executive Officer of Kilburn Capital Management, an asset manager, since 2001.

      Charles A. Dill, a Director of Stifel Financial since 1995, has been a General Partner of Gateway Associates, a private venture capital fund, since November 1995. From 1991 to 1995, Mr. Dill was the President, Chief Executive Officer and a director of Bridge Information Systems, Inc., a company providing online information and trading services. Mr. Dill is a director of Zoltek Companies, Inc., TransAct Technologies Incorporated and DT Industries, Inc.

      Richard F. Ford, a Director of Stifel Financial since 1994, is a Managing General Partner of the management companies which act as a General Partner of Gateway Mid-America Partners, L.P., Gateway Venture Partners II, L.P., Gateway Venture Partners III, L.P. and Gateway Partners, L.P., private venture capital funds formed in 1984, 1987, 1990 and 1995, respectively. Mr. Ford is a director of CompuCom Systems, Inc., D&K Healthcare Resources, Inc. and TALX Corporation.

      John J. Goebel, a Director of Stifel Financial since 1987, is Senior Counsel with the law firm of Bryan Cave LLP. He was a partner with the firm from 1957 until 1998, former Chairman of its Management Committee, former Chairman of its Corporate and Business Department, and former member of its Executive Committee.

      Robert E. Lefton, Ph.D., a Director of Stifel Financial since 1992, has been President and Chief Executive Officer of Psychological Associates, Inc., an international training and consulting firm, since 1958.

      James M. Oates, a Director of Stifel Financial since 1996, has been Chairman of IBEX Capital Markets, Inc., a financial service company, since 1996 and he has been Managing Director of The Wydown Group, a consulting firm that specializes in start-ups, turn-arounds and defining growth strategies, since 1994. Mr. Oates is a director of Phoenix Funds, Phoenix Duff & Phelps Institutional Mutual Funds, Phoenix-Aberdeen Series Fund, and Chairman of the Board of Emerson Investment Management, Inc.

      George H. Walker III joined Stifel Nicolaus in 1976, became Chief Executive Officer of Stifel Nicolaus in December 1978 and became Chairman of Stifel Nicolaus in July 1982. Mr. Walker served as Chairman of the Board of Stifel Financial from 1981 to 1985 and from 1988 until April 2001 when he became Chairman Emeritus, and until October 26, 1992, Mr. Walker served as our President and Chief Executive Officer. Mr. Walker is a director of Western and Southern Life Insurance Company, Laidlaw Corporation and Macroeconomics Advisers, LLC. Mr. Walker is Chairman of the Advisory Board of the School of Business and Technology, Webster University and is a member of Washington University’s National Council for the Olin School of Business. He is also Founder and Chairman of the Steering Committee to bring about “Home Rule” for the City of St. Louis.

DESCRIPTION OF THE TRUST

      Stifel Financial Capital Trust I is a statutory business trust formed pursuant to the Delaware Business Trust Act under a trust agreement executed by us, as depositor, and the trustees named in the trust agreement. A certificate of trust has been filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

      The following discussion contains a description of the material terms of the amended and restated trust agreement of the trust and is subject to, and is qualified in its entirety by reference to, the amended and restated trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

      The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities.

      The trust exists exclusively for the purposes of:

•	issuing and selling the preferred securities to the public for cash;

•	issuing and selling its common securities to us in exchange for our capitalization of the trust;

•	investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

•	engaging in other activities that are incidental to those listed above, such as receiving payments on the debentures and making distributions to securities holders, furnishing notices and other administrative tasks.

      The trust will not have any independent business operations or any assets, revenues or cash flows other than those related to the issuance and administration of the trust securities.

      The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

      The number of trustees of the trust will, pursuant to the trust agreement, initially be five. Three of the trustees, whom we refer to as the “administrative trustees,” will be persons who are employees or officers of or who are affiliated with us. They are the administrative trustees. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will initially be Wilmington Trust Company. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Wilmington Trust Company will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See “Description of the Debentures” beginning on page 39 and “Description of the Guarantee” beginning on page 50. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of at least a majority in aggregate liquidation amount of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 31 years, but may terminate earlier as provided in the trust agreement.

      The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest-bearing “payment account” established with Wilmington Trust Company to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

DESCRIPTION OF THE PREFERRED SECURITIES

      The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see “Description of the Trust” beginning on page 26. Wilmington Trust Company will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

      The following discussion contains a description of the material provisions of the preferred securities and is subject to, and is qualified in its entirety by reference to, the trust agreement and the Trust Indenture Act. We urge prospective investors to read the form of amended and restated trust agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

      The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of 1,000,000 preferred securities to be sold to the public and 30,928 common securities which we will acquire. In the event the underwriters exercise the over-allotment option, the trust agreement authorizes the administrative trustees, on behalf of the trust, to issue an additional 150,000 preferred securities to the public and 4,640 common securities to us. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or to incur any indebtedness.

      The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default under the indenture with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under “— Subordination of Common Securities” beginning on page 31.

      The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under “Description of the Guarantee” beginning on page 50. The guarantee agreement does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

Distributions

      Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

      Payment of Distributions. Distributions on the preferred securities will be payable at the annual rate of           % of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be June 30, 2002.

      Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term “business day,” we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

      Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an “extension period.” No extension period may extend beyond June 30, 2032 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of           %, compounded quarterly from the relevant distribution date. The term “distributions” as used in this prospectus includes those accumulated amounts.

      During an extension period, we may not:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than the payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

•	make, or allow any of our direct or indirect subsidiaries to make, any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally, or junior to, the debentures;

•	make, or allow any of our direct or indirect subsidiaries to make, any guarantee payments with respect to any guarantee by us of any debt securities if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee relating to the preferred securities; or

•	redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

      After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

      We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

Redemption or Exchange

      General. We will have the right to redeem the debentures:

•	in whole at any time, or in part from time to time, on or after June 30, 2007;

•	at any time, in whole, within 180 days following the occurrence of a Tax Event or an Investment Company Event, which terms we define below; or

•	at any time, to the extent of any preferred securities we repurchase, plus a proportionate amount of the common securities we hold.

      Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any debentures, whether on June 30, 2032 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days nor more than 60 days notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

      Distribution of Debentures in Exchange for Preferred Securities. We will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust. See “— Liquidation Distribution Upon Termination” beginning on page 32.

      After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

•	those trust securities will no longer be deemed to be outstanding;

•	certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

•	we will use our best efforts to list the debentures on the New York Stock Exchange or on another national securities exchange or to include them in the Nasdaq National Market;

•	any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

•	all rights of the trust security holders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

      We cannot assure you that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

      Redemption upon a Tax Event or Investment Company Event. If a Tax Event or an Investment Company Event occurs, we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures. See “Description of the Debentures — Additional Sums to be Paid as a Result of Additional Taxes” on page 40.

      “Tax Event” means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the

United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

•	interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

•	the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

•	the trust is, or will be within 90 days after the date of the opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

      “Investment Company Event” means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

      For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

      Redemption of Debentures in Exchange for Preferred Securities We Repurchase. We will also have the right at any time, and from time to time, to redeem debentures in exchange for any preferred securities we may have repurchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of debentures, we will also surrender a proportionate amount of common securities in exchange for debentures.

      The common securities we surrender will be in the same proportion to the preferred securities we surrender as is the ratio of common securities purchased by us to the preferred securities issued by the trust. In exchange for the trust securities surrendered by us, the property trustee will cause to be released to us for cancellation debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the property trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange for the trust securities will be canceled.

Redemption Procedures

      Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

      If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See “Book-Entry Issuance” beginning on page 48. If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

      If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

      If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See “Description of the Guarantee” beginning on page 50.

      Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

      If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate, except that if we instruct the property trustee to redeem preferred securities purchased by us in connection with our redemption of a like amount of debentures, then the property trustee will select the particular preferred securities held by us for redemption. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed.

      Subject to applicable law, and if we are not exercising our right to defer interest payments on the debentures, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

      Payment of distributions on, and the redemption price of, the preferred securities and common securities of the trust will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

      In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

      We will have the right at any time to dissolve, wind-up or terminate the trust and cause the debentures to be distributed to the holders of the preferred securities.

      In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

•	our bankruptcy, dissolution or liquidation;

•	the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

•	redemption of all of the preferred securities, as described on page 29 under “— Redemption or Exchange — Mandatory Redemption;” or

•	the entry of a court order for the dissolution of the trust.

      With the exception of a redemption, as described on page 29 under “— Redemption or Exchange — Mandatory Redemption,” if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities, debentures:

•	in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

•	with an interest rate identical to the distribution rate on the trust securities; and

•	with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

      If the property trustee determines that the distribution of debentures is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See “— Subordination of Common Securities” beginning on page 31.

      Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. See “Federal Income Tax Consequences — Receipt of Debentures or Cash Upon Liquidation of the Trust” on page 55 for more information regarding a taxable distribution.

      If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures. If we elect to dissolve the trust and thus cause the debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures. See “Description of the Debentures — General” on page 39.

Liquidation Value

      The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount. See “— Liquidation Distribution Upon Termination” beginning on page 32.

Events of Default; Notice

      Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

•	the occurrence of an event of default under the indenture, as described beginning on page 44 under “Description of the Debentures — Debenture Events of Default”;

•	a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

•	a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

•	a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustees by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a “Notice of Default” under the trust agreement; or

•	the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

      Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they or we are in compliance with all the conditions and covenants applicable to them under the trust agreement.

      If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. See “— Subordination of Common Securities” beginning on page 31 and “— Liquidation Distribution Upon Termination” beginning on page 32. The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the debentures fail to accelerate the maturity thereof.

Removal of the Trustees

      Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of at least a majority in aggregate liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities generally have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

      Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request of the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case, these persons or entities will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

      Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

      The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be deemed to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, merge with or into, consolidate, amalgamate or be replaced by another trust if the following conditions are met:

•	the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities, referred to as “successor securities,” so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

•	we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

•	the successor securities are listed, included or traded or will be listed, included or traded in or on any national securities exchange or the Nasdaq National Market or other comparable trading system on or in which the preferred securities are then listed, if any;

•	the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect;

•	the successor entity has a purpose substantially identical to that of the trust;

•	prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities, including any successor securities, in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an “investment company” under the Investment Company Act; and

•	we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures, the trust agreement and the expense agreement.

      Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

      Except as described below and under “Description of the Guarantee — Amendments” on page 51 and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

      The trust agreement may be amended from time to time by us, as holders of the common securities, and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

•	with respect to acceptance of appointment by a successor trustee;

•	to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

•	to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an “investment company” under the Investment Company Act.

      With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust’s status as a grantor trust for federal income tax purposes or the trust’s exemption from status as an “investment company” under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

      As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

•	direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

•	waive any past default that is waivable under the indenture;

•	exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

•	consent to any amendment or termination of the indenture or the debentures, where the property trustee’s consent is required. However, where a consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

      The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will continue to be classified as a grantor trust and will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

      Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote to be given to each holder of record of trust securities.

      No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

      Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of ours or of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

      The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, referred to below as DTC, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC’s book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See “Book-Entry Issuance” beginning on page 48.

      No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

•	DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

•	we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

•	there shall have occurred and be continuing an event of default under the indenture.

      Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

      Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred, except as a whole, by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

      Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see “Book-Entry Issuance” beginning on page 48.

      Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant’s records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

      So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

      None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” The payments will be the responsibility of the participants. See “Book-Entry Issuance” beginning on page 48.

Payment and Paying Agency

      Payments in respect of the preferred securities shall be made to DTC, which shall credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments shall be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

      The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

      The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

      The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

•	the trust will not be deemed to be an “investment company” required to be registered under the Investment Company Act;

•	the trust will be classified as a grantor trust and not as an association taxable as a corporation for federal income tax purposes; and

•	the debentures will be treated as our indebtedness for federal income tax purposes.

      In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes.

      The administrative trustees are required to use their best efforts to maintain the listing of the preferred securities on the New York Stock Exchange or on another national securities exchange or to maintain the inclusion of the preferred securities in the Nasdaq National Market, but this requirement will not prevent us from redeeming all or a portion of the preferred securities in accordance with the trust agreement and the indenture.

      Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

DESCRIPTION OF THE DEBENTURES

      Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and Wilmington Trust Company, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

      The following discussion contains a description of the material terms of the debentures and is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

      The debentures will be limited in aggregate principal amount to $25,773,200, or $29,639,200 if the underwriters’ over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The debentures will bear interest at the annual rate of           % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2002, to the person in whose name each debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

      The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of           %, compounded quarterly.

      The debentures will mature on June 30, 2032, the stated maturity date. We may shorten this date once at any time to any date on or after June 30, 2007. We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date.

      We will not have the right to redeem the debentures from the trust until on or after June 30, 2007, except if (a) a Tax Event or an Investment Company Event, which terms are defined beginning on page 29, has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

      The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary’s liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt, except in limited circumstances. See “— Subordination” beginning on page 42 and “— Miscellaneous” beginning on page 46.

      The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

Option to Extend Interest Payment Period

      As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of           %, compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See “Federal Income Tax Consequences” beginning on page 53.

      During an extension period, we may not:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

•	make, or allow any of our subsidiaries to make, any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the debentures;

•	make, or allow any of our subsidiaries to make, any guarantee payments with respect to any guarantee by us of any debt securities if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee relating to the preferred securities; or

•	redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

      Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the debentures.

      We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the New York Stock Exchange, or other national securities exchange or the Nasdaq National Market or another comparable trading system, or to holders of the preferred securities, but in any event at least one business day prior to the record date.

      Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Sums to be Paid as a Result of Additional Taxes

      If the trust is required to pay any additional taxes, duties, assessments or other governmental charges, except for United States withholding taxes that are properly withheld, as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

      We may redeem the debentures prior to maturity:

•	on or after June 30, 2007, in whole at any time or in part from time to time;

•	in whole at any time within 180 days following the occurrence of a Tax Event or an Investment Company Event; or

•	at any time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

      In each case we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

      The debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

      As described beginning on page 32 under “Description of the Preferred Securities — Liquidation Distribution Upon Termination,” under certain circumstances, the debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this distribution occurs, we will use our best efforts to list the debentures on the New York Stock Exchange or comparable trading system, other national securities exchange or to include them in a comparable trading system on or in which the preferred securities are then listed, quoted or included, if any. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.

Restrictions on Payments

      We are restricted from making certain payments, as described below, if we have chosen to defer payment of interest on the debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

      If any of these events occur, we will not:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, other than stock dividends, non-cash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock, or allow any of our direct or indirect subsidiaries to do the same with respect to their capital stock, other than payment of dividends or distributions to us or to any of our direct or indirect subsidiaries;

•	make, or allow any of our subsidiaries to make, any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures;

•	make, or allow any of our subsidiaries to make, any guarantee payments with respect to any guarantee by us of any debt securities if the guarantee ranks equally with or junior to the debentures, other than payments under the guarantee relating to the preferred securities; or

•	redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

Subordination

      The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

      If the maturity of any debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

      No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

      The term “debt” means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

•	every obligation of the person for money borrowed;

•	every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	every reimbursement obligation of the person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the person;

•	every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

•	every capital lease obligation of the person; and

•	every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

      The term “senior debt” means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after such date. However, senior debt will not be deemed to include:

•	any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures;

•	any of our debt which when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

•	the preferred securities guarantee;

•	any debt to any of our employees;

•	any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such debt by the holders of the debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders of such debt to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such debt is subject; and

•	debt which constitutes subordinated debt.

      The term “subordinated debt” means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the debentures. However, subordinated debt will not be deemed to include:

•	any of our debt which, when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

•	any debt to any of our employees;

•	any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such debt by the holders of the debentures as a result of the subordination provisions of indenture would be greater than they otherwise would have been as a result of any obligation of the holders of such debt to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such debt is subject;

•	debt which constitutes senior debt; and

•	any debt of ours under debt securities, and guarantees in respect of these debt securities, initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other comparable securities.

      We expect from time to time to incur additional indebtedness, and, except in certain circumstances, there is no limitation under the indenture on the amount we may incur. We had consolidated senior and subordinated debt of $227.5 million outstanding principal amount at March 15, 2002 and we may incur additional senior or subordinated debt in the future.

Payment and Paying Agents

      Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee in Wilmington Trust Company. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on debentures will be made to the person in whose name the debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

      Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

      The indenture trustee will act as the registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

      If we redeem any of the debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

      We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

•	extend the maturity date of the debentures;

•	reduce the principal amount or the rate or extend the time of payment of interest; or

•	reduce the percentage of principal amount of debentures required to amend the indenture.

      As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Debenture Events of Default

      The indenture provides that any one or more of the following events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

•	our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly deferred the interest payment;

•	our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

•	our failure to observe or perform any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

•	our bankruptcy, insolvency or reorganization or dissolution of the trust, except for certain transactions specifically permitted by the trust agreement.

      The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee. In the event the debentures are held by the trust, this waiver will not be effective without the consent of a majority in liquidation preference of the trust securities. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least a majority in aggregate liquidation amount of the preferred securities will have this right.

      If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

      We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

      If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

      The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement. See “Description of the Preferred Securities — Events of Default; Notice” on page 33.

Consolidation, Merger, Sale of Assets and Other Transactions

      We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

•	if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures, and the ultimate parent entity of the successor entity expressly assumes our obligations under the guarantee, to the extent the preferred securities are then outstanding;

•	immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

•	other conditions as prescribed in the indenture are met.

      Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See “Description of the Preferred Securities — Mergers, Consolidations, Amalgamations or Replacements of the Trust” beginning on page 34.

Satisfaction and Discharge

      The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

•	have become due and payable; or

•	will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due on the stated maturity or redemption date, as the case may be.

      We may still be required to provide officers’ certificates, opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

      The provisions of the indenture and the debentures will be interpreted under Missouri law.

Information Concerning the Indenture Trustee

      The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

      We have agreed, under the indenture, for so long as preferred securities remain outstanding, that we will:

•	maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

•	use our reasonable efforts to cause the trust (a) to remain a business trust and to avoid involuntary termination, winding up or liquidation, except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

•	use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures;

•	use our best efforts to maintain the eligibility of the preferred securities for listing on the New York Stock Exchange or on any other national securities exchange or for inclusion in the Nasdaq National Market or in another comparable trading system for as long as the preferred securities are outstanding;

•	not issue or incur, directly or indirectly, additional trust preferred securities that are senior in right of payment to the preferred securities; and

•	not issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are equal in right of payment to the debentures unless:

(a)	the pro forma sum of all outstanding debt issued by us or any of our subsidiaries in connection with any trust preferred securities issued by any of our finance subsidiaries, including the debentures and the maximum liquidation amount of the additional trust preferred or similar securities that we or our finance subsidiary is then issuing, plus our total long-term debt, excluding any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the debentures;

is less than 60 percent of:

(b)	the sum of our common and preferred stockholders’ equity, plus any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the debentures, in each case on a consolidated basis at the time of issuance.

BOOK-ENTRY ISSUANCE

General

      DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as fully-registered securities in the name of Cede & Co., as DTC’s nominee or such other name as may be requested by an authorized representative of DTC. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

      DTC, the world’s largest depository, is a limited purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments for over 85 countries that its participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges through participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation which, in turn, is owned by a number of its direct participants, members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC’s records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants’ records. These beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

      To facilitate subsequent transfers, the preferred securities will be registered in the name of DTC’s partnership nominee, Cede & Co., or such other names as may be requested by an authorized representative of DTC. The deposit of the preferred securities with DTC and their registration in the name of Cede & Co., or such other DTC nominee, doesn’t effect any change in the beneficial ownership. DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC’s records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

      Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

      The property trustee will make distribution payments on the preferred securities to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

      DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

DESCRIPTION OF THE GUARANTEE

      The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities.

      The following discussion contains a description of the material provisions of the guarantee and is subject to, and is qualified in its entirety by reference to, the guarantee agreement and the Trust Indenture Act. We urge prospective investors to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

      We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments, as defined below, to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

      The following payments with respect to the preferred securities are called the “guarantee payments” and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

•	any accumulated and unpaid distributions required to be paid on the preferred securities;

•	with respect to any preferred securities called for redemption, the redemption price; and

•	upon a voluntary or involuntary dissolution, winding up or termination of the trust, other than in connection with the distribution of debentures to the holders of preferred securities in exchange for preferred securities, the lesser of:

(a)	the amount of the liquidation distribution; and

(b)	the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

      We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

      The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

      The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently and, except in certain circumstances, neither the indenture nor the trust agreement limits the amounts of senior and subordinated debt that we may incur.

      The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

      The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments

      Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See “Description of the Preferred Securities — Voting Rights; Amendment of Trust Agreement” beginning on page 35.

Events of Default; Remedies

      An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee.

      Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

      We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

      The guarantee will terminate and be of no further force and effect upon:

•	full payment of the redemption price of the preferred securities;

•	full payment of the amounts payable upon liquidation of the trust; or

•	distribution of the debentures to the holders of the preferred securities.

      If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

      The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Expense Agreement

      We will, pursuant to the agreement as to expenses and liabilities entered into by us and the trust, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

      The guarantee will be governed by Missouri law.

RELATIONSHIP AMONG THE PREFERRED SECURITIES,

THE DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

      We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

      If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

      As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

•	the aggregate principal amount of the debentures will be equal to the sum of the stated liquidation amount of the trust securities;

•	the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

•	we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

•	the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Enforcement Rights of Holders of Preferred Securities

      A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

      The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from the trust, or from us under the guarantee agreement, if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Termination

      Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See “Description of the Preferred Securities — Liquidation Distribution Upon Termination” beginning on page 32.

      Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

FEDERAL INCOME TAX CONSEQUENCES

General

      The following summary of the material federal income tax considerations that may be relevant to the purchasers of preferred securities, insofar as the discussion relates to matters of law and legal conclusions, represents the opinion of Bryan Cave LLP, counsel to Stifel Financial Corp. and the trust.

      This summary is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of preferred securities may differ from the treatment described below. An opinion of Bryan Cave LLP is not binding on the Internal Revenue Service (“IRS”) or the courts. No rulings have been or are expected to be sought from the IRS with respect to any of the matters described herein. We can give no assurance that the opinions expressed will not be challenged by the IRS or, if challenged, that the challenge will not be successful.

      No attempt has been made in the following discussion to comment on all federal income tax matters affecting purchasers of preferred securities. Moreover, the discussion addresses only holders of preferred securities who are individual citizens or residents of the United States and trusts and estates whose federal taxable income is taxed in the same manner as individual citizens or residents of the United States, and who acquire preferred securities on their original issue at their initial offering price and hold such preferred securities as capital assets. The discussion does not address the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the preferred securities as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset. The following discussion also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to stockholders, partners or beneficiaries of a holder of preferred securities. Further, it does not include any description of any alternative minimum tax consequences or discuss the tax laws of any state or local government or of any foreign government that may be applicable to the preferred securities. Accordingly, each prospective investor should consult, and should rely exclusively on, the investor’s own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of preferred securities.

Classification of the Debentures

      Bryan Cave LLP, counsel for Stifel Financial Corp. and the trust, has rendered its opinion that the debentures will be classified for federal income tax purposes as indebtedness of Stifel Financial Corp. under current law, and, by acceptance of a preferred security, you, as a holder, covenant to treat the debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the debentures. No assurance can be given, however, that this position will not be challenged by the IRS or, if challenged, that the challenge will not be successful. The remainder of this discussion assumes that the debentures will be classified for federal income tax purposes as indebtedness of Stifel Financial Corp.

Classification of the Trust

      Bryan Cave LLP, counsel for Stifel Financial Corp. and the trust, has rendered its opinion that, under current law and assuming full compliance with the terms of the trust agreement and indenture, the trust will be classified for federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, the trust will not be subject to federal income tax, and you, as a holder of preferred securities will be treated for federal income tax purposes as owning an undivided beneficial interest in the debentures. You will be required to include in your gross income any interest with respect to the debentures at the time such interest is accrued or is received, in accordance with your regular method of accounting. If the debentures were determined to be subject to the original issue discount (“OID”) rules (as discussed below), you, as a holder, would instead be required to include in your gross income any OID accrued with respect to your allocable share of the debentures, whether or not cash was actually distributed to you.

Interest Payment Period and Original Issue Discount

      Under the indenture we have the right to defer the payment of interest on the debentures at any time or from time to time for one or more deferral periods not exceeding twenty (20) consecutive quarterly periods each, provided that no deferral period shall end on a date other than an interest payment date or extend beyond June 30, 2032. Under applicable Treasury regulations, debt instruments such as the debentures, that are issued at face value will not be considered issued with OID, even if their issuer can defer payments of interest, if the likelihood of any deferral is remote. A debt instrument will generally be treated as issued with OID if the stated interest on the instrument does not constitute “qualified stated interest.” Qualified stated interest is generally any one of a series of stated interest payments on an instrument that are unconditionally payable at least annually at a single fixed rate. In determining whether stated interest on an instrument is unconditionally payable and thus constitutes qualified stated interest, remote contingencies as to the timely payment of stated interest are ignored.

      We have concluded that the likelihood that we would exercise our option to defer payments of interest on the debentures is remote, since exercising that option would prevent us from declaring dividends on any of our capital stock and from making any payments with respect to debt securities that rank equally with or junior to the debentures. Accordingly, we intend to take the position that the debentures will not be considered to be issued with OID by reason of the deferral option alone, and accordingly, stated interest on the debentures generally will be included in your income as ordinary income at the time it is paid or accrued in accordance with your regular method of accounting.

      If the likelihood that we would exercise the option to defer any payment of interest was determined not to be “remote” or if we actually exercise our option to defer the payment of interest, the debentures would be treated as issued with OID at the time of issuance or at the time of such exercise, as the case may be, and all stated interest on the debentures would thereafter be treated as OID as long as the debentures remained outstanding. In such event, all of your taxable interest income in respect of the debentures would constitute OID that would have to be included in income on an economic accrual basis before the receipt of the cash attributable to such income, regardless of your method of tax accounting, and actual cash distributions of stated interest would not be reported as taxable income. The amount of such includible OID could be significant. Consequently, you, as a holder of preferred securities would be required to include such OID in gross income even though we would not make any actual cash payments during an extension period.

      No rulings or other interpretations have been issued by the IRS which have addressed the meaning of the term “remote” as used in the Treasury regulations, and it is possible that the IRS could take a position contrary to the interpretation described in this section.

      Because income on the preferred securities will constitute interest, corporate holders of preferred securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the preferred securities.

Receipt of Debentures or Cash Upon Liquidation of the Trust

      We will have the right at any time to liquidate the trust and cause the debentures to be distributed to holders of the preferred securities. Under current federal income tax law, such a distribution would be treated as a nontaxable event to the holder and would result in the holder having an aggregate tax basis in the debentures received in the liquidation equal to the holder’s aggregate tax basis in the preferred securities immediately before the distribution. A holder’s holding period in debentures received in liquidation of the trust would include the period for which the holder held the preferred securities. If, however, an event occurs which results in the trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the preferred securities.

      The debentures may be redeemed for cash, and the proceeds of that redemption distributed to holders in redemption of their preferred securities. Under current federal income tax law, such a redemption should, to the extent that it constitutes a complete redemption, constitute a taxable disposition of the redeemed preferred securities, and, for federal income tax purposes, a holder should therefore recognize gain or loss as if the holder sold the preferred securities for cash.

Disposition of Preferred Securities

      A holder that sells preferred securities will recognize gain or loss equal to the difference between the amount realized on the sale of the preferred securities and the holder’s adjusted tax basis in the preferred securities. A holder’s adjusted tax basis in the preferred securities generally will be its initial purchase price increased by OID, if any, previously includible in the holder’s gross income to the date of disposition, and decreased by payments, if any, received on the preferred securities in respect of OID to the date of disposition. A gain or loss of this kind will generally be a capital gain or loss and will be a long-term capital gain or loss if the preferred securities have been held for more than one year at the time of sale.

      The preferred securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of its preferred securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the debentures through the date of disposition in income as ordinary income, and to add the amount to its adjusted tax basis in the disposed preferred securities. Any OID included in income will increase a holder’s adjusted tax basis as discussed above. To the extent the amount realized on the sale is less than the holder’s adjusted tax basis in the preferred securities sold, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

Effect of Possible Changes in Tax Laws

      Congress has considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations are not shown as indebtedness on the issuer’s consolidated balance sheet. Specifically, on January 24, 2002, Congressman Rangel introduced a bill to amend the Code generally to prohibit the deduction of interest by any corporation which is required to file an annual report with certified financial statements with the SEC, for any indebtedness of such corporation if such indebtedness is now shown in the corporation’s annual report as part of its total liabilities. Although this recent and other proposed tax law changes have not been enacted into law, there can be no assurance that such tax law changes will not be enacted in the future, after the date hereof, which may adversely affect our ability to deduct interest paid on the debentures. The IRS may also challenge the deductibility of interest paid on the debentures, which, if such challenge were litigated resulting in the IRS’s position being sustained, would trigger a Tax Event and possibly a redemption of the preferred securities. Accordingly, there can be no assurance that a Tax Event will not occur.

Backup Withholding and Information Reporting

      Interest paid, or, if applicable, OID accrued, on the preferred securities held of record by individual citizens or residents of the United States, or certain trusts, estates and partnerships, will be reported to the IRS on Forms 1099-INT, or, where applicable, Forms 1099-OID, which forms should be mailed to the holders by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the preferred securities may be subject to a “backup” withholding tax (currently at 30%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s federal income tax liability, provided the required information is provided to the IRS.

      The federal income tax discussion set forth above is included for general information only and may not be applicable depending upon the particular situation of a holder of preferred securities. Holders of preferred securities should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the preferred securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

ERISA CONSIDERATIONS

      Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), or Section 4975 of the Code, generally may purchase preferred securities, subject to the investing fiduciary’s determination that the investment in preferred securities satisfies ERISA’s fiduciary standards and other requirements applicable to investments by the plan. We and certain of our affiliates may each be considered a “party in interest” within the meaning of ERISA or a “disqualified person” within the meaning of Section 4975 of the Code with respect to many employee benefit plans that are subject to ERISA. The purchase of the preferred securities by a plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and the Code and with respect to which either we, or any affiliate of ours, is a service provider, or otherwise is a party in interest or a disqualified person, may constitute or result in a prohibited transaction under ERISA or the Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

      Any plan fiduciary considering whether to purchase or hold any preferred securities on behalf of a plan should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and the prohibited transaction provisions of the Code to such investment. Among other things, before purchasing any preferred securities, a fiduciary of a plan that is subject to the fiduciary responsibility and prohibited transaction provisions of ERISA or to the prohibited transaction provisions of the Code should make its own determination as to its compliance with such applicable provisions, together with the availability, if needed, of the exemptive relief provided in an exemption.

      In addition, a plan fiduciary considering the purchase of preferred securities should be aware that the assets of the trust may be considered “plan assets” for ERISA purposes. In such event, any persons exercising discretion with respect to the debentures may become fiduciaries, parties in interest or disqualified persons with respect to an investing plan. Accordingly, each investing plan, by purchasing the preferred securities, will be deemed to have directed the trust to invest in the debentures, consented to the appointment of the property trustee, and made its own determination as to the plan’s compliance with the applicable provisions of ERISA and the Code, insofar as they relate to persons exercising discretion with respect to the preferred securities.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among us, the trust and the underwriters named below, for whom Legg Mason Wood Walker, Incorporated, Stifel, Nicolaus & Company, Incorporated, and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives, the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,000,000 preferred securities in the amounts set forth below opposite their names.

Number of
Preferred
Underwriters	Securities

Legg Mason Wood Walker, Incorporated
Stifel, Nicolaus & Company, Incorporated
Friedman, Billings, Ramsey & Co., Inc.

Total	1,000,000

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

      The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $          per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $          per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriters.

      The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 150,000 additional preferred securities at the same price per preferred security to be paid by the underwriters for the other preferred securities being offered as set forth in the table below. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional preferred securities in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

      If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities, and we will issue and sell to the trust, debentures in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to us.

      The table below shows the price and proceeds on a per preferred security and aggregate basis. The proceeds to be received by the trust, as shown in the table below, do not reflect estimated expenses of $275,000 payable by us. See “Use of Proceeds” on page 21.

			Total with
			Exercise of
	Per		Over-Allotment
	Preferred Security	Total	Option

Public offering price	$25.00	$25,000,000	$28,750,000
Proceeds, before expenses, to the trust	25.00	25,000,000	28,750,000
Underwriting commission
Net proceeds to Stifel Financial Corp.

      The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

      We and the trust have agreed to indemnify the underwriters against several liabilities, including liabilities under the Securities Act of 1933. Generally, the indemnification provisions in the underwriting agreement provide for full indemnification of the underwriters in actions related to the disclosure in this prospectus unless such disclosure was provided by the underwriters specifically for use in this prospectus.

      We have applied to have the preferred securities listed for trading on the New York Stock Exchange under the symbol “SFPr.A”, and trading is expected to commence within 30 days after initial delivery of the preferred securities. The representatives have advised us that they presently intend to make a market in the preferred securities after the commencement of trading on the New York Stock Exchange. However, we cannot assure you as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations between the underwriters and us, and the offering price of the preferred securities may not be indicative of the market price following the offering. The representatives will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

      In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

•	the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

•	the underwriters may stabilize or maintain the price of the preferred securities by bidding; and

•	the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

      The effect of these transactions may be to stabilize or maintain the market price of the preferred securities at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

      Certain of the underwriters and their affiliates have, from time to time, performed investment banking and other services for us in the ordinary course of business and have received fees from us for their services.

      Stifel Nicolaus, our wholly-owned subsidiary, is also an underwriter. Therefore, the underwriting arrangements for the offering will comply with Conduct Rule 2720 (formerly Schedule E to the By-Laws) of the NASD (“Rule 2720”), which provides that, among other things, when an NASD member participates in the underwriting of an affiliate’s securities, the initial public offering price of the securities being offered can be no higher or the yield on the securities being offered can be no lower than that recommended by a “qualified independent underwriter” meeting certain standards. In accordance with this requirement, Legg Mason Wood Walker, Incorporated is serving in such role and has recommended a price of and will recommend a distribution rate on the preferred securities in compliance with the requirements of Rule 2720. In connection with the offering, Legg Mason Wood Walker, Incorporated in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. In addition, the underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

LEGAL MATTERS

      Certain legal matters, including matters relating to federal income tax considerations, for Stifel Financial Corp. and the trust will be passed upon by Bryan Cave LLP, St. Louis, Missouri, counsel to Stifel Financial Corp. and the trust. John J. Goebel, senior counsel to Bryan Cave LLP, is a director of Stifel Financial Corp. and beneficially owns 31,753 shares of our common stock, as of March 15, 2002. Bryan Cave LLP from time to time serves as legal counsel to various of the underwriters, including Stifel Nicolaus. Certain legal matters will be passed upon for the underwriters by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Vedder, Price, Kaufman & Kammholz and Bryan Cave LLP will rely on the opinion of Richards, Layton & Finger, P.A. as to certain matters of Delaware law.

EXPERTS

      The consolidated financial statements and the related financial statement schedules incorporated in this registration statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is a part of a registration statement on Form S-3 filed by us and the trust with the SEC under the Securities Act, with respect to the preferred securities, the debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

      We file periodic reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

      The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and, although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will file separate reports under the Exchange Act.

      Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

DOCUMENTS INCORPORATED BY REFERENCE

      We “incorporate by reference” into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-9305), filed with the SEC on March 26, 2002,

      We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

      You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting James Laschober, in our Corporate Accounting department, at Stifel Financial Corp., 501 N. Broadway, St. Louis, Missouri 63102 or by calling (314) 342-2000.

1,000,000 Preferred Securities

Stifel Financial Capital Trust I

                 % Cumulative Trust Preferred Securities

(Liquidation Amount $25 Per Preferred Security)

Fully, irrevocably and unconditionally guaranteed on a subordinated basis,

as described in this prospectus, by

Stifel Financial Corp.

$25,000,000

       % Junior Subordinated Debentures
of

STIFEL FINANCIAL CORP.

PROSPECTUS

Legg Mason Wood Walker Incorporated	Stifel, Nicolaus & Company Incorporated
Friedman Billings Ramsey

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses payable by Stifel Financial Corp. in connection with this offering (excluding underwriting discounts and commissions). All amounts shown except the SEC registration fee, the NASD filing fee and the NYSE listing fee are estimates.

SEC registration fee	$2,645
NASD filing fee	3,375
NYSE listing fee	16,963
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Printing and mailing expenses	70,000
Blue sky fees and expenses	2,500
Trustee fees and expenses	10,000
Miscellaneous	19,517

Total	$275,000

Item 15.	Indemnification of Directors and Officers.

      The following is a summary of Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”).

      Subject to restrictions contained in the DGCL, a corporation may indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in connection with any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. A present or former director or officer who is successful on the merits or otherwise in any suit or matter covered by the indemnification statute, shall be indemnified. Indemnification is otherwise authorized upon a determination that the person to be indemnified has met the applicable standard of conduct required. Such determination shall be made by a majority vote of the board of directors who were not parties to such action, suit or proceeding, even though less than a quorum, a committee of such directors designated by majority vote of such directors, even though less than a quorum, or if there are no such directors, or if such directors so direct, by special independent counsel in a written opinion, or by the stockholders. Expenses (including attorneys’ fees) incurred in defense may be paid in advance upon receipt by the corporation of a written undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that the recipient is not entitled to indemnification under the statute. The indemnification provided by statute is not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such person. Insurance may be purchased on behalf of any person entitled to indemnification by the corporation against any liability asserted against him or her and incurred in an official capacity regardless of whether the person could be indemnified under the statute. References to the corporation include all constituent corporations absorbed in a consolidation or merger as well as the resulting corporation, and anyone seeking indemnification by virtue of acting in some capacity with a constituent corporation would stand in the same position as if such person had served the resulting or surviving corporation in the same capacity.

      The Company’s Certificate of Incorporation provides generally that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 147 of the Delaware General Corporation Law, as amended, or (iv) for any transaction from which the director derived an improper personal benefit.

      The By-Laws of the Company provide for indemnification to the maximum extent permitted by the DGCL to any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the corporation or any predecessor of the corporation or serves or served any other enterprise as a director, officer or employee at the request of the corporation or a predecessor of the corporation.

      The directors and officers of the Company are insured under a policy of directors’ and officers’ liability insurance.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and therefore is unenforceable.

      Under the form of Underwriting Agreement filed as Exhibit 1.1 hereto, the underwriters have agreed to indemnify, under certain circumstances, the Registrants, their officers, directors and persons who control the Registrants against certain liabilities which may be incurred in connection with the offering, including certain liabilities under the Securities Act of 1933.

      The Amended and Restated Trust Agreement will provide for indemnification of the Delaware Trustee and each of the administrative trustees by the Company against any loss, damage, claims, liability, penalty or expense incurred without negligence, bad faith or willful misconduct by the trustees arising out of or in connection with the acceptance or administration of the agreement, including the performance of their duties or powers under the agreement, except that none of these trustees will be so indemnified for any loss, damage or claim incurred by reason of such trustee’s gross negligence, bad faith or willful misconduct. Similarly, the agreement provides for indemnification of the Property Trustee except that the Property Trustee is not indemnified from liability for its own negligence, bad faith or willful misconduct.

Item 16.	Exhibits.

      The following exhibits are filed as part of this registration statement.

Exhibit
Number	Description of Exhibit

1.1	Form of Underwriting Agreement among Stifel Financial Corp., or “Financial,” and Legg Mason Wood Walker, Incorporated, Stifel, Nicolaus & Company, Incorporated, and Friedman, Billings, Ramsey & Co., Inc. as representatives of the several underwriters. *
3.1	Restated Certificate of Incorporation of Financial, as amended, incorporated herein by reference to Exhibit 3(a) to Financial’s Quarterly Report on Form 10-Q (File No. 1-9305) for the quarter ended June 30, 2001.
3.2	Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of Financial filed with the Secretary of State of Delaware on July 10, 1987, incorporated herein by reference to Exhibit (3)(a)(3) to Financial’s Annual Report on Form 10-K (File No. 1-9305) for the year ended July 31, 1987.
3.3	Amended and Restated By-Laws of Financial, incorporated herein by reference to Exhibit 3(b)(1) to Financial’s Annual Report on Form 10-K (File No. 1-9305) for fiscal year ended July 30, 1993.

Exhibit
Number	Description of Exhibit

4.1	Form of Indenture for Junior Subordinated Debentures.
4.2	Form of Junior Subordinated Debentures, included in Exhibit 4.1.
4.3	Certificate of Trust.
4.4	Trust Agreement.
4.5	Form of Amended and Restated Trust Agreement
4.6	Form of Preferred Securities Certificate, included in Exhibit 4.5.
4.7	Form of Preferred Securities Guarantee Agreement.
4.8	Form of Agreement as to Expenses and Liabilities, included in Exhibit 4.5.
4.9	Preferred Stock Purchase Rights of Financial, incorporated herein by reference to Financial’s Registration Statement on Form 8-A (File No. 1-9305) filed July 30, 1996.
5.1	Opinion of Bryan Cave LLP. *
5.2	Opinion of Richards, Layton & Finger, P.A. *
8.1	Opinion of Bryan Cave LLP, as to certain tax matters. *
12.1	Calculation of Ratios of Earnings to Fixed Charges.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Bryan Cave LLP (included in Exhibits 5.1 and 8.1). *
23.3	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2). *
24.1	Power of Attorney (included in signature page).
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Indenture for Junior Subordinated Debentures. *
25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as property trustee under the Amended and Restated Trust Agreement for Stifel Financial Capital Trust I. *
25.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Guarantee Agreement relating to Stifel Financial Capital Trust I. *

*	To be filed by amendment

Item 17.     Undertakings.

      Each of the undersigned registrants hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of Stifel Financial Corp.’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrants hereby undertake to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrants under Item 15 above, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit, or proceeding) is asserted against the registrants by such director, officer, or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Stifel Financial Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on this 27th day of March, 2002.

STIFEL FINANCIAL CORP.
(Co-Registrant)

By: /s/ RONALD J. KRUSZEWSKI

Ronald J. Kruszewski
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald J. Kruszewski, James M. Zemlyak and Thomas A. Prince, and each of them (with full power of each to act alone), severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and her and to execute in his or her name, place and stead (individually and in any capacity stated below) any and all amendments to this Registration Statement (including post-effective amendments), and any additional registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the same offering contemplated by this Registration Statement, and all documents and instruments necessary or advisable in connection therewith, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission (or any other governmental regulatory authority), each of said attorneys-in-fact and agents to have power to act with or without the others and to have full power and authority to do and to perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and/or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities indicated and on the dates indicated:

Signature	Title	Date

/s/ RONALD J. KRUSZEWSKI Ronald J. Kruszewski	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer), Director	March 27, 2002

/s/ JAMES M. ZEMLYAK James M. Zemlyak	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 27, 2002

/s/ SCOTT B. MCCUAIG Scott B. McCuaig	Senior Vice President and Director	March 27, 2002

Signature	Title	Date

/s/ BRUCE A. BEDA Bruce A. Beda	Director	March 27, 2002

/s/ CHARLES A. DILL Charles A. Dill	Director	March 27, 2002

/s/ RICHARD F. FORD Richard F. Ford	Director	March 27, 2002

/s/ JOHN J. GOEBEL John J. Goebel	Director	March 27, 2002

/s/ WALTER F. IMHOFF Walter F. Imhoff	Director	March 27, 2002

/s/ ROBERT E. LEFTON Robert E. Lefton	Director	March 27, 2002

/s/ JAMES M. OATES James M. Oates	Director	March 27, 2002

/s/ GEORGE H. WALKER III George H. Walker III	Director	March 27, 2002

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Stifel Financial Capital Trust I certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on this 27th day of March, 2002.

STIFEL FINANCIAL CAPITAL TRUST I
(Co-Registrant)

By: Stifel Financial Corp., as Depositor

By:	/s/ RONALD J. KRUSZEWSKI

Ronald J. Kruszewski
Chairman, President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description of Exhibit

1.1	Form of Underwriting Agreement among Stifel Financial Corp., or “Financial,” and Legg Mason Wood Walker, Incorporated, Stifel, Nicolaus & Company, Incorporated, and Friedman, Billings, Ramsey & Co., Inc. as representatives of the several underwriters.*
3.1	Restated Certificate of Incorporation of Financial, as amended, incorporated herein by reference to Exhibit 3(a) to Financial’s Quarterly Report on Form 10-Q (File No. 1-9305) for the quarter ended June 30, 2001.
3.2	Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of Financial filed with the Secretary of State of Delaware on July 10, 1987, incorporated herein by reference to Exhibit (3)(a)(3) to Financial’s Annual Report on Form 10-K (File No. 1-9305) for the year ended July 31, 1987.
3.3	Amended and Restated By-Laws of Financial, incorporated herein by reference to Exhibit 3(b)(1) to Financial’s Annual Report on Form 10-K (File No. 1-9305) for fiscal year ended July 30, 1993.
4.1	Form of Indenture for Junior Subordinated Debentures.
4.2	Form of Junior Subordinated Debentures, included in Exhibit 4.1.
4.3	Certificate of Trust.
4.4	Trust Agreement.
4.5	Form of Amended and Restated Trust Agreement
4.6	Form of Preferred Securities Certificate, included in Exhibit 4.5.
4.7	Form of Preferred Securities Guarantee Agreement.
4.8	Form of Agreement as to Expenses and Liabilities, included in Exhibit 4.5.
4.9	Preferred Stock Purchase Rights of Financial, incorporated herein by reference to Financial’s Registration Statement on Form 8-A (File No. 1-9305) filed July 30, 1996.
5.1	Opinion of Bryan Cave LLP. *
5.2	Opinion of Richards, Layton & Finger, P.A. *
8.1	Opinion of Bryan Cave LLP, as to certain tax matters. *
12.1	Calculation of Ratios of Earnings to Fixed Charges.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Bryan Cave LLP (included in Exhibits 5.1 and 8.1). *
23.3	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2).*
24.1	Power of Attorney (included in signature page).
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Indenture for Junior Subordinated Debentures. *
25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as property trustee under the Amended and Restated Trust Agreement for Stifel Financial Capital Trust I. *
25.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of Wilmington Trust Company, as trustee under the Guarantee Agreement relating to Stifel Financial Capital Trust I. *

*	To be filed by amendment.